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                              December 30, 2022

       Jay Maull
       President, CEO and Chairman
       Gemxx Corp.
       2300 West Sahara Avenue, Suite 800
       Las Vegas, NV 89102

                                                        Re: Gemxx Corp.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed December 16,
2022
                                                            File No. 024-11922

       Dear Jay Maull:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Offering Statement on Form 1-A filed December 16,
2022

       Security Ownership of Management & Certain Securityholders, page 29

   1. You currently provide beneficial ownership as of June 15, 2022. Please update to provide the information
specified in Item 12(b) as of the most recent practicable date.
       Unaudited Financial Statements For The Three-Months Ended September 30, 2022 And 2021,
       page F-1

   2. Please provide interim statements of comprehensive income and cash flows which cover at least the
first six months of your fiscal year and the corresponding period of the preceding fiscal year.
See Part F/S(b)(5) of Form 1-A. Also provide corresponding
                                                        disclosure covering the
interim periods in your Management's Discussion and Analysis at page 25.
 Jay Maull
Gemxx Corp.
December 30, 2022
Page 2


       You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at
(202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameJay Maull
                                                          Division of
Corporation Finance
Comapany NameGemxx Corp.
                                                          Office of Energy &
Transportation
December 30, 2022 Page 2
cc:       Matthew McMurdo
FirstName LastName